                            BLACKROCK ADVISORS, INC.

                             WAIVER RELIANCE LETTER


                                                     October 22, 2002


BlackRock New York Insured Municipal Income Trust
100 Bellevue Parkway
Wilmington, Delaware  19809


Ladies and Gentlemen:

                  BlackRock Advisors, Inc. (the "Advisor") and BlackRock New York Insured Municipal Income Trust (the "Trust"), a closed-end management investment company registered under the Investment Company Act of 1940, as amended, have entered into an Investment Management Agreement, dated as of October 21, 2002 (the "Advisory Agreement"), pursuant to which the Advisor has agreed to furnish investment advisory services to the Trust on the terms and subject to the conditions of the Advisory Agreement.

                  The Advisory Agreement provides, among other things, that the Trust will pay to the Advisor as full compensation for all investment advisory services rendered by the Advisor to the Trust under the Advisory Agreement a monthly fee in arrears at an annual rate equal to 0.55% of the average weekly value of the Trust's Managed Assets (as defined in the Advisory Agreement) (such fee being referred to herein as the "Investment Advisory Fee"). The Advisor has covenanted to the underwriters of the Trust's common shares of beneficial interest that the Advisor will waive receipt of certain payments that would be expenses of the Trust, as set forth below. The Advisor understands that you intend to disclose this undertaking in your Registration Statement on Form N-2 and the prospectus included therein. This letter confirms that you may rely on such undertaking for purposes of making disclosure in your Registration Statement and prospectus and authorizes you to offset the appropriate amount of the waived payments described herein against the Investment Advisory Fee.

                  For the period from the commencement of the Trust's operations through October 31, 2003, and for the twelve month periods ending October 31 in each indicated year during the term of the Advisory Agreement (including any continuation thereof in accordance with Section 15 of the Investment Company Act



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of 1940, as amended), the Advisor will waive receipt of certain payments that would be expenses of the Trust in the amount determined by applying the following annual rates to the average weekly value of the Trust's Managed
Assets:

Period Ending                                        Period Ending
October 31                  Waiver                   October 31               Waiver
----------                  ------                   ----------               ------

2003                        0.20%                    2007                     0.20%

2004                        0.20%                    2008                     0.15%

2005                        0.20%                    2009                     0.10%

2006                        0.20%                    2010                     0.05%

                  The Advisor intends to cease to so waive receipt of payments upon the earlier of (a) October 31, 2010 or (b) termination of the Advisory Agreement.

                  Please acknowledge the foregoing by signing the enclosed copy of this letter in the space provided below and returning the executed copy to the Advisor.

                                          Sincerely,

                                          BLACKROCK ADVISORS, INC.

                                          By: Anne. F. Ackerley
                                             -----------------------------------
                                              Name:  Anne F. Ackerley
                                              Title: Managing Director



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

CONFIRMED AND ACCEPTED:

BLACKROCK NEW YORK INSURED MUNICIPAL INCOME TRUST


By: Anne. F. Ackerley
   -----------------------------------------------------
    Name:  Anne F. Ackerley
    Title: Secretary



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